09056088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51215

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sumner Harrington Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Wayzata Boulevard, Suite 170
(No. and Street)

Minneapolis	Minnesota	55305
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K. Edward Elverud — (952) 542-7952
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus and Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, K. Edward Elverud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sumner Harrington Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LISA A. MUNIGHAN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

President
Title

Lisa A. Munighan
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sumner Harrington Ltd.

CONTENTS

Independent Auditor's Report

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Sumner Harrington Ltd. (Company), a wholly-owned subsidiary, as of December 31, 2008, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sumner Harrington Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Sumner Harrington Ltd. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to operate as a going concern depends upon the Company's ability to improve profitability in amounts sufficient to maintain net capital in excess of minimum levels required by the Securities and Exchange Commission.

As discussed in Note 4 to the financial statements, the Company intends to distribute the tax benefits of the net operating loss carryforward to the consolidated group when utilization is realized.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Sumner Harrington Ltd.

Statement of Financial Condition

December 31	2008
ASSETS	
Cash	$ 33,512
Prepaid expenses	21,001
Other	95
Total Assets	**$ 54,608**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	$ 7,866
Stockholder's equity	46,742
Total Liabilities and Stockholder's Equity	**$ 54,608**

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Income

Year Ended December 31	2008
Revenue	
Commissions earned	$ 408,786
Interest and dividends	253
Total Revenue	409,039
Expenses	
Communications and marketing	11,067
Employee compensation and benefits	142,953
Occupancy and office expenses	75,709
Professional services	39,956
Regulatory	22,893
Shared services	108,999
Total Expenses	401,577
Net Income	$ 7,462

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Stockholder's Equity

Description	Common Stock * Shares	Common Stock * Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2007	150,000	$ 1,500	$ 803,161	$ (765,381)	$ 39,280
Net income	-	-	-	**7,462**	**7,462**
Balance, December 31, 2008	**150,000**	**$ 1,500**	**$ 803,161**	**$ (757,919)**	**$ 46,742**

* $0.01 par value; authorized 1,000,000 shares; issued and outstanding 150,000 shares.

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Cash Flows

Year Ended December 31	2008
Operating Activities	
Net income	$ 7,462
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(234)
Other assets	(25)
Accounts payable and accrued liabilities	5,219
Net Cash Provided by Operating Activities and Net Increase in Cash	12,422
Cash	
Beginning of year	21,090
End of year	$ 33,512
Supplementary Disclosure of Cash Flow Information	
Cash paid for interest	$ 8

See notes to financial statements.

Sumner Harrington Ltd.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Sumner Harrington Ltd. (the Company) is a wholly-owned subsidiary of Sumner Harrington, Incorporated (SHI). The Company is a registered securities broker-dealer that engages primarily in investment banking and the origination of new issue corporate securities.

Revenue Recognition

Commissions are recognized as earned on a trade date basis.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Credit Risk

The Company maintains cash in a bank depository account that may at times exceed federally insured limits. The Company has not experienced any losses in this account and does not believe it is exposed to any significant credit risk on cash.

2. Going Concern

These financial statements were prepared assuming the Company will continue as a going concern. Although the Company had excess net capital of $20,646 as of December 31, 2008, without sufficient future funding, the Company may not be able to maintain net capital in excess of minimum levels required by the Securities and Exchange Commission. The success of the Company's future operations is dependent on the Company's ability to expand its sources of commissions earned and/or to reduce costs. Management believes its plans to increase commissions earned and reduce costs will enable the Company to meet its net capital requirements. The accompanying financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008, net capital under the rule was $25,646, which exceeded the minimum net capital requirement by $20,646. Aggregate indebtedness was $7,866 at December 31, 2008, resulting in a ratio of aggregate indebtedness to net capital of .31 to 1.

3. Net Capital Requirements (continued)

The Company operates under the exemptive provisions (k)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the rule. Under the exemption, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions through bank accounts designated as a special account for the benefit of the Company's customers. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

4. Income Taxes

Federal and state income taxes are calculated as if the Company filed separate income tax returns. The Company is included in the consolidated federal and state income tax returns filed by its parent.

The Company had net income, for tax purposes, of approximately $7,500 in 2008. At December 31, 2008, the Company had a net operating loss carryforward of approximately $297,000 for federal tax purposes that expires beginning in 2024. The deferred tax asset related to the net operating loss carryforward at December 31, 2007, was $95,000 and was fully reserved with a valuation allowance due to the uncertainty of utilizing the tax asset. The decrease in the deferred tax asset during 2007 was offset by a corresponding decrease in the valuation allowance of $2,000. The Company distributes the tax benefits of its net operating loss carryforward to the consolidated group when utilization is realized.

Management has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," in accordance with FASB Staff Position FIN 48-3. The Company will continue to follow Financial Accounting Standards No. 5, "Accounting for Contingencies," until it adopts FIN 48.

5. Related Party Transactions and Balances

SHI, the Company's parent, invoices and collects payments of commissions earned from the Company's customers. SHI remits cash to the Company as needed to pay certain expenses and maintain the Company's net capital requirement.

The Company also has cost-sharing agreements with members of its consolidated group to share expenses pro-rata for office space, equipment, and services based on estimated usage. During 2008, the Company waived the agreements and consequently incurred expenses totaling $108,999 representing customer payments collected by SHI and certain shared expenses.

6. Defined Contribution Plan

The Company has a 401(k) defined contribution plan for eligible salaried employees. The Company's contribution to the Plan was $10,959 for 2008.

7. Operating Lease

The Company leases office space under an operating lease which expires in March 2009. The agreement provides for monthly rent of $2,250, including certain occupancy costs defined in the lease. The cost is allocated based on space usage on a monthly basis between the Company (75%) and an affiliate of the Company (25%). Rent expense was $15,750 for 2008.

8. Concentrations

During 2008, three customers comprised approximately 46%, 34%, and 14% of commissions earned, respectively.

9. FINRA Examination

The Company is party to a FINRA Enforcement Department investigation. The investigation has requested information regarding sales kits, how each customer receives a prospectus on offerings for which the Company acts as an agent, and addressing circumstances where customers request withdrawals of their funds at maturity. The President and other management met with representatives of FINRA in February 2009. Management estimates there is a remote chance of an assessment by FINRA against the Company resulting from the investigation. No provision resulting from this investigation has been recorded in the accompanying financial statements. It is at least reasonably possible that a change in this significant estimate will occur in the near term and such a change in estimate would have a material effect on the financial statements.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Sumner Harrington Ltd. (Company) as of and for the year ended December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Sumner Harrington Ltd.

Computation of Net Capital

Year Ended December 31	2008
Net Capital	
Stockholder's equity	$ 46,742
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	21,001
Other assets	95
Total deductions and/or charges	21,096
Net Capital	$ 25,646
Computation of Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 20,646
Aggregate Indebtedness	
Total liabilities	$ 7,866
Ratio of aggregate indebtedness to net capital	0.31 to 1
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2008	
Net capital as reported by the Company	$ 25,647
Net audit adjustments	-
Rounding	(1)
Net Capital	$ 25,646

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Sumner Harrington Ltd. (Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness and a deficiency in internal control considered to be a significant deficiency, as defined above, and communicated them in writing to management and those charged with governance on February 24, 2009.

<u>Material Weakness</u>
The Company is expected to establish internal controls over financial reporting that provide reasonable assurance that its financial statements are fairly presented in conformity with generally accepted accounting principles. The Company has not established such control procedures.

We assisted the Company in preparing the financial statements and related disclosures. Management continued to make all management decisions and performed all management functions. Additionally, management designated an individual with suitable skill, knowledge, and experience to oversee our services and for evaluating the adequacy and results of those services and accepting responsibility for them.

<u>Significant Deficiency</u>
There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Sumner Harrington Ltd. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

Sumner Harrington Ltd.

Financial Statements
and Supplementary Information

December 31, 2008

SEC Mail Processing
Section

[redacted]

Washington, DC
111